SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
November 2008

Commission File Number 0-50657

SEABRIDGE GOLD INC.
(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant) By: /s/ Rudi Fronk —————————————— Rudi Fronk President and C.E.O.

Date: November 24, 2008

EXHIBITS

Exhibit 99.1	Press Release re Higher Grade Mineralization Encountered at Seabridge Gold's Mitchell Zone issued November 20, 2008

Exhibit 99.2	Map of MITCHELL ZONE Section 11 - Nov. 18, 2008